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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of July, 2008

Commission File Number 28980

ROYAL STANDARD MINERALS INC.

(Translation of registrant's name into English)

3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473

(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Royal Standard Minerals Inc. (Registrant)
Date: July 15, 2008
By \S\ Roland M. Larsen President & CEO
SEC1815 (04-07)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMP control number.

Royal Standard Minerals Inc.

(Continued under the Canada Business Corporations Act) (An Exploration Stage Company)

(Expressed in United States Dollars) Interim Consolidated Financial Statements (Unaudited)

Three Months Ended April 30, 2008

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying unaudited interim consolidated financial statements of Royal Standard Minerals Inc. (An Exploration Stage Company) were prepared by management in accordance with Canadian generally accepted accounting principles. The most significant of these accounting principles have been set out in the January 31, 2008 audited consolidated financial statements. Only changes in accounting policies have been disclosed in these unaudited interim consolidated financial statements. Management acknowledges responsibility for the preparation and presentation of the unaudited interim consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances.

Management has established processes, which are in place to provide them sufficient knowledge to support management representations that they have exercised reasonable diligence that (i) the unaudited interim consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the unaudited interim consolidated financial statements and (ii) the unaudited interim consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented by the unaudited interim consolidated financial statements.

The Board of Directors is responsible for reviewing and approving the unaudited interim consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the unaudited interim consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the unaudited interim consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

NOTICE TO READER

Under National Instrument 51 102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim consolidated financial statements; they must be accompanied by a notice indicating that the consolidated financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

Royal Standard Minerals Inc. (Expressed in United States Dollars) (An Exploration Stage Company) Interim Consolidated Balance Sheets (Unaudited)
April 30, 2008		January 31, 2008
Assets Current assets Cash and cash equivalents Short-term investments Marketable securities Sundry receivables and prepaids Due from related parties (Note 11)	$5,847,746 118,593 221,583 28,389 432,201	$7,209,173 117,761 148,189 97,445 433,719
	6,648,512	8,006,287
Reclamation bond Mineral properties (Note 5) Equipment, net (Note 6)	203,186 15,295,862 1,358,540	203,186 13,895,392 1,483,690
	$23,506,100	$23,588,555
Liabilities Current liabilities Accounts payable and accrued liabilities	$218,044	$220,737
Asset retirement obligation	218,044 203,186	220,737 203,186
	421,230	423,923
Shareholders' Equity Share capital (Note 7) Shares to be cancelled Warrants (Note 8) Contributed surplus Deficit Accumulated other comprehensive income	28,354,608 (42,257) -9,765,395 (16,208,542) 1,215,666	28,354,608 (42,257) 2,814,999 6,950,396 (16,070,582) 1,157,468
	23,084,870	23,164,632
	$23,506,100	$23,588,555

Going Concern (Note 1)

Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Interim Consolidated Statements of Mineral Properties (Unaudited)
Restated
Three Months		(Note 2) Three Months	Cumulative
Ended		Ended	from date of
April 30, 2008		April 30, 2007	inception of project
Gold Wedge Project Opening balance	$ 11,866,061	$ 6,912,843	$-
Property acquisition costs	57,570	57,496	657,432
Travel	1,461	1,441	291,602
Mine development costs	79,567	53,838	1,061,775
Drilling	50,000	12,235	934,639
General exploration	-	-	133,353
Professional fees	-	-	72,636
Consulting, wages and salaries	358,165	344,903	3,829,210
Office and general	141,211	216,275	1,287,120
Analysis and assays	12,979	49,104	131,600
Supplies, equipment and transportation	340,358	435,025	3,103,206
Amortization	124,701	144,880	1,529,500
Activity during the period	1,166,012	1,315,197	13,032,073
Closing balance	$ 13,032,073	$ 8,228,040	$ 13,032,073
Pinon Project Opening balance	$ 1,451,428	$ 1,148,259	$-
Property acquisition costs	-	-	444,587
Travel	33,929	-	60,757
Drilling	-	-	130,600
General exploration	-	-	7,765
Professional fees	-	-	66,273
Office and general	-	11,838	98,120
Geologist	-	-	32,653
Consulting, wages and salaries	164,044	18,933	566,536
Reclamation costs	-	-	167,785
Analysis and assays	-	-	74,042
Supplies, equipment and transportation	36,485	-	36,768
Activity during the period	234,458	30,771	1,685,886
Closing balance	$ 1,685,886	$ 1,179,030	$ 1,685,886

Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Interim Consolidated Statements of Mineral Properties (Unaudited)
Restated
Three Months		(Note 2) Three Months	Cumulative
Ended		Ended	from date of
April 30, 2008		April 30, 2007	inception of project
Railroad Project Opening balance	$ 331,446	$ 215,813	$-
Property acquisition costs	-	-	331,446
Activity during the period	-	-	331,446
Closing balance	$ 331,446	$ 215,813	$ 331,446
Fondaway Project Opening balance	$ 246,457	$ 162,778	$-
Property acquisition costs	-	97,935	227,181
Travel	-	-	3,279
Drilling	-	-	15,646
Analysis and assays	-	-	351
Activity during the period	-	97,935	246,457
Closing balance	$ 246,457	$ 260,713	$ 246,457
Como Project Opening balance	$-	$ 108,050	$-
Property acquisition costs	-	-	71,628
Travel	-	-	2,806
Geologist	-	-	5,098
Consulting, wages and salaries	-	-	41,532
Rent	-	1,477	55,052
Analysis and assays	-	-	9,138
Written off	-	-	(185,254)
Activity during the period	-	1,477	-
Closing balance	$-	$ 109,527	$-

Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Interim Consolidated Statements of Mineral Properties (Unaudited)
Restated
Three Months		(Note 2) Three Months	Cumulative
Ended		Ended	from date of
April 30, 2008		April 30, 2007	inception of project
Manhattan Project Opening balance	$-	$-	$-
Property acquisition costs	-	-	27,707
Travel	-	-	28,253
General exploration	-	-	63,219
Consulting, wages and salaries	-	-	47,743
Analysis and assays	-	-	25,601
Written off	-	-	(192,523)
Activity during the period	-	-	-
Closing balance	$-	$-	$-
Other Projects Opening balance	$-	$-	$-
Cumulative expenditures
from date of inception	-	-	3,410,396
Expenditures during the period	-	-	161,548
Written off	-	-	(3,571,944)
Activity during the period	-	-	-
Closing balance	$-	$-	$-
TOTAL	$ 15,295,862	$ 9,993,123	$ 15,295,862

Royal Standard Minerals Inc. (Expressed in United States Dollars) (An Exploration Stage Company) Interim Consolidated Statements of Operations (Unaudited)
Three Months Ended April 30, 2008	Restated (Note 2) Three Months Ended April 30, 2007	Cumulative from date of inception June 26, 1996
Expenses General and administrative (Note 13) Consulting, wages and salaries Stock-option compensation General exploration Amortization	$186,079 746 --449	$ 140,942 307,053 -22,279 373	$ 3,558,142 1,996,646 5,622,831 211,835 13,739
187,274	470,647	11,403,193
Loss before the following items	(187,274)	(470,647)	(11,403,193)
Interest income Write down of advances to related company Write-off of exploration properties Gain on disposal of marketable securities Write down of marketable securities Loss on sale in exploration property	49,314 -----	100,620 -----	788,525 (75,506) (3,944,324) 47,988 (407,105) (474,187)
Net (loss) for the period	$(137,960) $	(370,027) $	(15,467,802)
Basic and diluted loss per share (Note 10)	$(0.00) $	(0.00)

Royal Standard Minerals Inc.

(Expressed in United States Dollars) (An Exploration Stage Company)

Interim Consolidated Statements of Comprehensive (Loss) and Accumulated Other Comprehensive

Income
(Unaudited)
Restated
	Three Months	(Note 2) Three Months	Cumulative
	Ended	Ended	from date of
	April 30, 2008	April 30, 2007	inception June 26, 1996
Net (loss) for the period	$(137,960) $	(370,027) $ (15,467,802)
Other comprehensive gain (loss)
Net increase (decrease) in unrealized gains on
available-for-sale marketable securities	73,394	(10,291) 102,863
Comprehensive (loss)	$(64,566) $	(380,318) $ (15,364,939)
Accumulated other comprehensive income
Balance at beginning of period	$1,157,468 $	(84,631) $ -
Foreign currency translation adjustment	(15,196)	473,202 1,080,207
Transition adjustments	-	32,596 32,596
Other comprehensive gains (losses) for the period	73,394	(10,291) 102,863
Balance at end of period	$1,215,666 $	410,876 $ 1,215,666

Royal Standard Minerals Inc.

(Expressed in United States Dollars) (An Exploration Stage Company)

Interim Consolidated Statements of Changes in Shareholders' Equity (Unaudited)

Restated (Note 2) Three Months Three Months Cumulative Ended Ended from date of April 30, April 30, inception 2008 2007 June 26, 1996

Share capital Balance at beginning of period $ 28,354,608 $ 25,403,464 $ 2,513,184 Private placements, net of issue costs --21,776,134 Warrants valuation --(4,649,811) Shares issued for mineral properties --972,579 Shares issued on stock options exercised -215,560 907,570 Fair value of stock options exercised --197,588 Shares issued on warrants exercised -1,659,467 6,004,418 Fair value of warrants exercised -550,178 1,747,099 Shares issued for services --184,590 Cancellation of shares held in escrow --(1,425,413) Shares issued to brokers as compensation --126,670

Balance at end of period $ 28,354,608 $ 27,828,669 $ 28,354,608

Shares to be issued Balance at beginning of period $-$-$Activity during the period -79,838

Balance at end of period $-$ 79,838 $

Shares to be cancelled Balance at beginning of period $ (42,257) $-$Activity during the period --(42,257)

Balance at end of period $ (42,257) $ -$ (42,257)

Warrants Balance at beginning of period $ 2,814,999 $ 3,546,935 $ Fair value of warrants issued --4,649,811 Fair value of warrants exercised -(571,074) (1,747,099) Fair value of warrants expired (2,814,999) (37,972) (2,902,712)

Balance at end of period $-$ 2,937,889 $

Royal Standard Minerals Inc.

(Expressed in United States Dollars) (An Exploration Stage Company)

Interim Consolidated Statements of Changes in Shareholders' Equity (Unaudited)

Restated (Note 2) Three Months Three Months Cumulative Ended Ended from date of April 30, April 30, inception 2008 2007 June 26, 1996

Contributed surplus Balance at beginning of period $ 6,950,396 $ 6,025,637 $ Cancellation of shares held in escrow --1,425,413 Fair value of stock options granted --5,634,858 Fair value of stock options exercised --(197,588) Expired warrants 2,814,999 37,972 2,902,712

Balance at end of period $ 9,765,395 $ 6,063,609 $ 9,765,395

Deficit Deficit, beginning of period $ (16,070,582) $ (14,895,370) $ (740,740) Adjustments (Note 2) -844,267

Balance at beginning of period (16,070,582) (14,051,103) (740,740) Net (loss) (137,960) (370,027) (15,467,802)

Deficit, end of period $ (16,208,542) $ (14,421,130) $ (16,208,542)

Accumulated other comprehensive income Balance at beginning of period $ 1,157,468 $ (84,631) $ Foreign currency translation (15,196) 473,202 1,080,207 Transition adjustments -32,596 32,596 Net increase (decrease) in unrealized gains on available-for-sale marketable securities 73,394 (10,291) 102,863

Balance at end of period $ 1,215,666 $ 410,876 $ 1,215,666

Total Shareholders' Equity $ 23,084,870 $ 22,899,751 $ 23,084,870

Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Interim Consolidated Statements of Cash Flows
(Unaudited)
Restated
(Note 2)
Three Months Three Months Cumulative
Ended Ended from date of
April 30, April 30, inception
2008 2007 June 26, 1996
Cash and cash equivalents provided by (used in):
Operating activities
Net loss	$ (137,960) $ (370,027) $ (15,467,802)
Operating items not involving cash:
Amortization	449 373 13,739
Stock-option compensation	--5,622,831
Write-off of bad debt	--20,950
Write-off of exploration properties	--3,944,324
Consulting services provided as
payment for stock options	-215,560 117,678
Loss on sale of exploration properties	--474,187
Gain on disposal of marketable securities	--(47,988)
Write down of advances to related company	--75,506
Write down of marketable securities	--407,105
Changes in non-cash working capital:
Sundry receivables and prepaids	69,056 52,115 (97,183)
Accounts payable and accrued liabilities	(2,693) 71,524 218,044
Cash (used in) operating activities	(71,148) (30,455) (4,718,609)
Financing activities
Issue of common shares, net of issue costs	-1,659,467 32,282,817
Shares to be issued	-58,942 -
Purchase of shares to be cancelled	--(42,257)
Due from related parties	1,518 (9,613) (507,707)
Cash provided by financing activities	$ 1,518 $ 1,708,796 $ 31,732,853

Royal Standard Minerals Inc. (Expressed in United States Dollars) (An Exploration Stage Company) Interim Consolidated Statements of Cash Flows (Unaudited)
Three Months Ended April 30, 2008			Restated (Note 2) Three Months Ended April 30, 2007	Cumulative from date of inception June 26, 1996
Investing activities Funds held in trust (Purchase) sale of short-term investments Purchase of reclamation bond Redemption of reclamation bond Additions to mineral properties Purchase of equipment Purchase of marketable securities Proceeds on disposal of marketable securities Proceeds on sale of mineral properties	$	-$ (832) --(1,275,769) ----	-$ 330,310 --(1,300,500) ----	(20,950) (118,593) (171,611) 150,192 (18,828,593) (2,901,780) (1,057,976) 690,859 11,747
Cash (used in) investing activities		(1,276,601)	(970,190)	(22,246,705)
Change in cash and cash equivalents		(1,346,231)	708,151	4,767,539
Effect of translation on foreign currency		(15,196)	473,202	1,080,207
Cash and cash equivalents, beginning of period		7,209,173	9,654,288	-
Cash and cash equivalents, end of period		$5,847,746	$ 10,835,641	$ 5,847,746
Cash and cash equivalents consist of: Cash Money market deposits		$509,403 5,338,343	$ 2,065,616 8,770,025	$ 509,403 5,338,343
Cash and cash equivalents		$5,847,746	$ 10,835,641	$ 5,847,746
Supplemental cash information Amortization capitalized to mineral properties		$124,701	$ 144,880	$ 1,529,500

Royal Standard Minerals Inc.

(Expressed in United States Dollars) (An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements Three Months Ended April 30, 2008 (Unaudited)

1. The Company and Operations

Royal Standard Minerals Inc. (the "Company") is a publicly held company, engaged in the acquisition, exploration and development of gold and silver resource properties. The Company is continued under the Canada Business Corporations Act and its common shares are listed in Canada on the TSX Venture Exchange and traded in the United States of America on the OTC Bulletin Board. The Company has adopted the Accounting Guideline 11 – Enterprises in the Development Stage (AcG11) as detailed by the Canadian Institute of Chartered Accountants (CICA). Inception has been deemed to be June 26, 1996, the date on which the Company acquired all of the outstanding common shares of Southeastern Resources Inc. ("SRI") which acquisition was accounted for as a reverse takeover of the Company by SRI.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of exploration properties and the Company's continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary, or alternatively upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write downs of the carrying values.

These interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. Management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the entity's ability to continue as going concern as described in the following paragraph. These interim consolidated financial statements do not include adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

The Company has a need for financing for working capital, and the exploration and development of its properties. The Company's continuance as a going concern is dependent upon its ability to obtain adequate financing and to reach profitable levels of operation. It is not possible to predict whether financing efforts will be successful or if the Company will attain profitable levels of operations.

2. Basis of Presentation and Accounting Policies

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes to the consolidated financial statements required by Canadian generally accepted accounting principles for annual consolidated financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. Operating results for the three month period ended April 30, 2008 may not necessarily be indicative of the results that may be expected for the year ended January 31, 2009.

Royal Standard Minerals Inc.

(Expressed in United States Dollars) (An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements Three Months Ended April 30, 2008 (Unaudited)

2. Basis of Presentation and Accounting Policies (Continued)

The consolidated balance sheet at January 31, 2008 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by Canadian generally accepted accounting principles for annual consolidated financial statements. The interim consolidated financial statements have been prepared by management in accordance with the accounting policies described in the Company's annual audited consolidated financial statements for the year ended January 31, 2008, except as noted below. For further information, refer to the audited consolidated financial statements and notes thereto for the year ended January 31, 2008.

Capital Disclosures and Financial Instruments – Disclosures and Presentation

On December 1, 2006, the CICA issued three new accounting standards: Capital Disclosures (Handbook Section 1535), Financial Instruments – Disclosures (Handbook Section 3862), and Financial Instruments – Presentation (Handbook Section 3863). These new standards became effective for the Company on February 1, 2008.

Capital Disclosures

Handbook Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such noncompliance. The Company has included disclosures recommended by the new Handbook section in note 3 to these interim consolidated financial statements.

Financial Instruments

Handbook Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. The Company has included disclosures recommended by the new Handbook sections in note 4 to these interim consolidated financial statements.

Change in accounting policy with retroactive application

During the year ended January 31, 2008, the Company changed its accounting policy with regards to the amortization of its exploration equipment. In prior years, the Company recorded such amortization as an operating expense. As the Company is still in the exploration stage, the Company’s management determined that it would be more appropriate to defer the amortization of the exploration equipment until the Company ceases to be in the exploration stage and enters the production stage. The effect of this change on the comparative figures on the net loss and the accumulated deficit for the period ended April 30, 2007 is a decrease of $904,516 and a corresponding increase in mineral properties. The opening accumulated deficit for the period ended April 30, 2007 decreased by $844,267 and a corresponding increase in opening balance in mineral properties.

Royal Standard Minerals Inc.

(Expressed in United States Dollars) (An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements Three Months Ended April 30, 2008 (Unaudited)

2. Basis of Presentation and Accounting Policies (Continued)

Future Accounting Changes

International Financial Reporting Standards (“IFRS”)

In January 2006, the CICA’s Accounting Standards Board ("AcSB") formally adopted the strategy of replacing Canadian GAAP with IFRS for Canadian enterprises with public accountability. The current conversion timetable calls for financial reporting under IFRS for accounting periods commencing on or after January 1, 2011. On February 13, 2008 the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. For these entities, IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.

Goodwill and Intangible Assets

CICA Handbook Section 3064, Goodwill and Intangible Assets, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenses during the Pre-operating Period. As a result of the withdrawal of EIC 27, the Company will no longer be able to defer costs and revenues incurred prior to commercial production at new operations. The new standard is effective as of January 1, 2009.

The Company is currently assessing the impact of these new accounting standards on its consolidated financial statements.

3. Capital Management

The Company manages its capital structure and makes adjustments, based on the funds available to the Company, in order to support the acquisition, exploration and development of resource properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain the future development of the business.

The properties in which the Company currently has an interest are in the exploration stage. As such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the three month period ended April 30, 2008. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements.

Royal Standard Minerals Inc.

(Expressed in United States Dollars) (An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements Three Months Ended April 30, 2008 (Unaudited)

4. Financial Risk Factors

The Company's risk exposures and the impact on the Company's financial instruments are summarized below:

Credit risk

The Company's credit risk is primarily attributable to cash equivalents, short-term investments and due from related parties. The Company has no significant concentration of credit risk arising from operations. Cash equivalents and short term investments consist of guaranteed investment certificates, bankers acceptance and money market deposits, which have been invested with reputable financial institutions, from which management believes the risk of loss to be remote. Management believes that the credit risk with respect to due from related parties is remote.

Liquidity risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at April 30, 2008, the Company had cash and cash equivalents and short-term investments of $5,966,339 (January 31, 2008 - $7,326,934) to settle current liabilities of $218,043 (January 31, 2008 - $220,737). All of the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

(a)
Interest rate risk

The Company has cash balances and no interest-bearing debt. The Company's current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institutions. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

(b)
Foreign currency risk

The Company's functional currency is the Canadian dollar and its reporting currency is the U.S. dollar. Major purchases are transacted in Canadian dollars and U.S. dollars. The Company funds most operations, exploration and administrative expenses in the United States on a cash call basis using US dollar currency converted from its Canadian dollar bank accounts held in Canada. Management believes the foreign exchange risk derived from currency conversions is negligible and therefore does not hedge its foreign exchange risk.

(c)
Price risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices of gold and silver, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

Royal Standard Minerals Inc.

(Expressed in United States Dollars) (An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements Three Months Ended April 30, 2008 (Unaudited)

4. Financial Risk Factors (Continued)

Sensitivity analysis

The Company has designated its cash and cash equivalents and short-term investments as held-for-trading, which are measured at fair value. Sundry receivables and due from related parties are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost. The Company’s marketable securities are classified as available-for-sale and are measured at fair value.

As at April 30, 2008, the carrying and fair value amounts of the Company's financial instruments related to cash and cash equivalents, short-term investments, sundry receivables, due from related parties and accounts payable and accrued liabilities are the same. Changes in fair value of the Company's marketable securities are recognized in other comprehensive income.

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a three month period.

  Interest rate risk is remote as the interest rates on the Company's money market deposits and short-term investments are fixed.
  The Company's marketable securities are denominated in Canadian dollars. Sensitivity to a plus or minus 10% movement in the Canadian listed equity prices would affect comprehensive loss by approximately $21,800.
  The Company is exposed to foreign currency risk on fluctuations of financial instruments related to cash and cash equivalents, short-term investments, marketable securities, sundry receivables and accounts payable and accrued liabilities that are denominated in Canadian dollars. Sensitivity to a plus or minus 5% change in the foreign exchange rates would affect accumulated other comprehensive income by approximately $166,000.
  Commodity price risk could adversely affect the Company. In particular, the Company’s future profitability and viability of development depends upon the world market price of gold and silver. These metal prices have fluctuated significantly in recent years. There is no assurance that, even as commercial quantities of these metals may be produced in the future, a profitable market will exist for them. As of April 30, 2008, the Company was not a producing entity. As a result, commodity price risk may affect the completion of future equity transactions such as equity offerings and the exercise of stock options and warrants. This may also affect the Company's liquidity and its ability to meet its ongoing obligations.

Royal Standard Minerals Inc.

(Expressed in United States Dollars) (An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements Three Months Ended April 30, 2008 (Unaudited)

5. Mineral Properties

April 30, January 31, Name of Mineral Property 2008 2008

Gold Wedge project $13,032,073 $11,866,061 Pinon project 1,685,886 1,451,428 Railroad project 331,446 331,446 Fondaway project 246,457 246,457

$15,295,862 $13,895,392

On a quarterly basis, management of the Company reviews exploration costs to ensure mineral properties include only costs and projects that are eligible for capitalization.

For a description of the mineral properties, refer to Note 5 of the audited consolidated financial statements as at January 31, 2008. There has been no change to mineral properties from February 1, 2008 to April 30, 2008.

6. Equipment

April 30, January 31, 2008 2008

Cost

Exploration equipment $ 2,883,166 $ 2,883,166 Office equipment 21,253 21,253

2,904,419 2,904,419

Accumulated amortization

Exploration equipment 1,529,500 1,404,799 Office equipment 16,379 15,930

1,545,879 1,420,729

Net carrying value

Exploration equipment 1,353,666 1,478,367 Office equipment 4,874 5,323

$ 1,358,540 $ 1,483,690

Royal Standard Minerals Inc.

(Expressed in United States Dollars) (An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements Three Months Ended April 30, 2008 (Unaudited)

7. Share Capital

Authorized

The authorized capital of the Company consists of an unlimited number of common shares without par value.

Common shares issued			Shares	Amount
Balance, January 31, 2008 and April 30, 2008			84,079,825	$28,354,608
8.	Warrants
The following table reflects the continuity of warrants:
	Number of Warrants		Weighted Average Exercise Price CDN ($)
	Balance, January 31, 2008 Expired	6,487,996 (6,487,996)	$ 1.75 1.75
	Balance, April 30, 2008	-	$-
9.	Stock Options The following table reflects the continuity of stock options:
	Number of Stock Options		Weighted Average Exercise Price CDN ($)
	Balance, January 31, 2008 and April 30, 2008	7,826,500	$ 0.80

The following table reflects the stock options outstanding and exercisable as at April 30, 2008:

Expiry Date	Exercise Price CDN ($)	Options Outstanding	Fair Value ($)
December 12, 2008 May 4, 2009 April 13, 2010 May 16, 2010 January 20, 2011 May 2, 2011 October 13, 2011 July 13, 2012	0.27 0.36 0.39 0.29 0.87 1.44 0.75 0.60	220,000 675,000 800,000 1,080,000 130,000 2,623,000 283,500 2,015,000	27,734 127,386 238,022 232,098 90,731 3,088,220 162,005 853,953
		7,826,500	4,820,149

Royal Standard Minerals Inc.

(Expressed in United States Dollars) (An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements Three Months Ended April 30, 2008 (Unaudited)

10. Basic and Diluted Loss Per Share

The following table sets forth the computation of basic and diluted loss per share:

Restated (Note 2)

Three Months Three Months Ended Ended April 30, April 30, 2008 2007

Numerator: Loss for the period $ (137,960) $ (370,027)

Denominator:

Weighted average number of common shares

outstanding for basic and diluted loss per share 84,079,825 79,653,626

Basic and diluted loss per share $ (0.00) $ (0.00)

The stock options and common share purchase warrants were not included in the computation of diluted loss per share for the three months ended April 30, 2008 and 2007 as their inclusion would be anti-dilutive.

11. Related Party Transactions

April 30, January 31, 2008 2008

Due from related parties: The President and Director of the Company (i) $ 20,440 $ 20,510 Sharpe Resources Corporation ("Sharpe") (ii) 126,998 127,498 The President and Director of the Company (iii) 284,763 285,711

$ 432,201 $ 433,719

i) This advance is unsecured, non-interest bearing and has no set terms of repayment. ii) Sharpe is related to the Company because of common management. This advance is unsecured, non-interest bearing and has no set terms of repayment. iii) This advance bears interest at 4% and is repayable within 3 years.

Consulting, wages and salaries for the three months ended April 30, 2008 include a bonus of $nil (April 30, 2007 - $215,560) and salary of $67,306 (April 30, 2007 - $67,306) paid to the President of the Company.

Consulting, wages and salaries for the three months ended April 30, 2008 include salary of $24,412 (April 30, 2007 - $23,905) paid to an employee who is also a family member of the President and Director of the Company.

Compensation of $16,156 for the three months ended April 30, 2008 (April 30, 2007 - $nil) was paid to the former CFO of the Company.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

Royal Standard Minerals Inc.

(Expressed in United States Dollars) (An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements Three Months Ended April 30, 2008 (Unaudited)

12. Contingencies

On October 11, 2006 the Company received documents purporting to constitute a requisition from a group of shareholders of Royal (the “Dissident Group”) alleging that they hold more than 10% of the Company’s shares. The documents received requested that a shareholders’ meeting be called to consider the removal and replacement of the existing board of directors of Royal.

On October 28, 2006 the Company filed an action in the United States District Court for the Central District of California against the persons and entities who have identified themselves as belonging to the Dissident Group. The Company alleges that the defendants violated section 13(d) of the Securities Exchange Act of 1934, 15 U.S.C. 78m(d), by failing to file a Schedule 13-D.

On November 29, 2007, the parties executed an Agreement, pending formal approval of the court, to settle this matter in a manner which is favorable to all of the parties and without any financial costs to the Company other than the legal fees incurred. A final stipulated judgment and dismissal of the case was filed and heard by the Court on May 5, 2008. The court has signed the proposed judgment resulting in a final judgment entered in the case.

13. General and Administrative

Three Months Three Months Ended Ended April 30, April 30, 2008 2007

Advertising and promotion $ 16,000 $ 14,473 Corporate development 14,667 34,241 Insurance 10,971 12,585 Office and general 113,237 30,191 Professional fees 27,328 49,452 Travel 3,876

$ 186,079 $ 140,942

14 Segmented Information

The Company has one reportable business segment consisting of the exploration and development of mining properties. Substantially all of the Company’s assets are located in the United States except for cash and cash equivalents and short-term investments totaling $5,841,954 (January 31, 2008 - $7,222,749) held in Canadian banks. The Company’s operations in Canada consist of general and administrative expenses, totaling $37,018 necessary to maintain the Company’s public company status for the three months ended April 30, 2008.